Exhibit 99.1
China Yuchai International Announces
Unaudited Third Quarter 2011 Financial Results
Singapore, Singapore — November 7, 2011 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2011.
The financial highlights for the third quarter of 2011 are:
•	Net revenue was RMB 3.4 billion (US$ 542.6 million) compared with RMB 3.3 billion (US$ 524.4 million) in the third quarter of 2010;

•
Total number of diesel engine units sold by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) was 106,358 units compared with 109,023 units in the same quarter of 2010;

•	The gross margin was 20.0%, down from 23.1% in the third quarter of 2010, but up from 19.2% in the second quarter of 2011;

•	Total net profit attributable to China Yuchai’s shareholders was RMB 63.6 million (US$ 10.0 million), compared with RMB 217.5 million (US$ 34.2 million) in the third quarter of 2010;

•	Earnings per share of RMB 1.71 (US$ 0.27), compared with RMB 5.84 (US$ 0.92) in the third quarter of 2010;

•	As of September 30, 2011, cash and cash equivalents were RMB 2.6 billion (US$ 406.5 million).
Third Quarter 2011 Financial Results
Net revenue for the third quarter of 2011 was RMB 3.4 billion (US$ 542.6 million), compared with RMB 3.3 billion (US$ 524.4 million) in the third quarter of 2010. With the slowdown in the Chinese commercial vehicle market, especially in the truck sector, the number of diesel engines sold by GYMCL during the third quarter of 2011 was 106,358 units compared with 109,023 units in the same quarter of 2010.
Gross profit was RMB 691.0 million (US$ 108.7 million) compared with RMB 769.3 million (US$ 121.1 million) in the third quarter of 2010. The gross margin was 20.0% in the third quarter of 2011 as compared with 23.1% a year ago. The lower gross margin was mainly due to an increase in material costs and shift to off-highway engines (mainly for marine, industrial and agriculture applications) compared to the same quarter a year ago.
Other expenses decreased to RMB 25.9 million (US$ 4.1 million) from a gain of RMB 36.5 million (US$ 5.7 million) in the third quarter of 2010, mainly due to foreign exchange revaluation losses.
Research and development (“R&D”) expenses were RMB 83.5 million (US$ 13.1 million) compared with RMB 95.7 million (US$ 15.1 million) in the third quarter of 2010. As a percentage of net revenue, R&D spending was 2.4% in the third quarter of 2011 compared with 2.9% in the same quarter last year.
Selling, general & administrative (“SG&A”) expenses in the third quarter of 2011 were RMB 414.7 million (US$ 65.2 million), increasing from RMB 355.5 million (US$ 55.9 million) in the third quarter of 2010. These SG&A expenses represented 12.0% of third quarter 2011 net revenue compared with 10.7% for the third quarter of 2010. The increase in SG&A expenses compared to last year were mainly due to higher warranty expenses, reduction in the provision of doubtful debts in the prior year and some increase in sales incentives and rebate expenses.

Operating profit declined to RMB 166.9 million (US$ 26.3 million) from RMB 354.7 million (US$ 55.8 million) in the third quarter of 2010, mainly due to lower gross profit and higher SG&A expenses. The operating margin was 4.8% in the third quarter of 2011 compared with 10.6% in the third quarter of 2010.
In the third quarter of 2011, net profit attributable to China Yuchai’s shareholders was RMB 63.6 million (US$ 10.0 million), or earnings per share of RMB 1.71 (US$ 0.27), compared with RMB 217.5 million (US$ 34.2 million), or earnings per share of RMB 5.84 (US$ 0.92), in the third quarter of 2010.
Nine Months Ended September 30, 2011
For the nine months ended September 30, 2011, net revenues were RMB 11.7 billion (US$ 1.8 billion) compared with RMB 12.4 billion (US$ 2.0 billion) in the first nine months of 2010. The gross profit was RMB 2.4 billion (US$ 378.6 million) representing a 20.6% gross margin.
Selling, general and administrative expenses declined 5.1% from RMB 1.4 billion (US$ 214.2 million) in the first nine months of 2010 to RMB 1.3 billion (US$ 203.3 million) in the nine months ended September 30, 2011.
Operating profit declined to RMB 885.7 million (US$ 139.4 million) from RMB 1,154.5 million (US$ 181.7 million) in the first nine months of 2010. This is due to lower sales volume and the shift in sales mix to off-highway applications as well as to light-duty engines.
Net profit attributable to China Yuchai’s shareholders for the nine months ended September 30, 2011 was RMB 449.2 million (US$ 70.7 million), or earnings per share of RMB 12.05 (US$ 1.90), versus RMB 668.4 million (US$ 105.2 million), or earnings per share of RMB 17.93 (US$ 2.82), in the same period in 2010.
As of September 30, 2011, the Company had cash and cash equivalents of RMB 2.6 billion (US$ 406.5 million) compared with total short-term and long-term interest bearing loans and borrowings of RMB 2.7 billion (US$ 429.7 million). The Company strategically relied on borrowings to finance its operations as the cost of bills discounting has increased substantially compared to last year.
Total equity attributable to China Yuchai’s shareholders was RMB 5.2 billion (US$ 813.7 million) on September 30, 2011. The total shares issued and outstanding as of September 30, 2011 were 37,267,673 shares.
Mr. Benny H. Goh, President of China Yuchai, commented, “The third quarter of 2011 continued to face head winds and proved to be a challenging quarter as demand in the commercial vehicle sector dropped due to two main causes: Firstly, the slow-down in construction activities and secondly, the Chinese government’s credit tightening measures to contain inflation which affected demand. Our strategy of offering a diversified line of advanced diesel engines into several market segments in China generated slightly higher revenues in the third quarter compared with the same quarter a year ago notwithstanding the difficult market for commercial vehicles.”
Exchange Rate Information
The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.3549 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2011. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2011 or at any other date.

Third Quarter 2011 Earnings Web Cast
An audio web cast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time today, November 7, 2011. The call will be hosted by the President, Mr. Benny H Goh, and Chief Financial Officer, Mr. Weng Ming Hoh, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session. Mr. Qi Wei Wu, General Manager of GYMCL will be available to answer questions during the Q&A session.
The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.
About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com
Safe Harbor Statement
This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel:	+1-646-284-9409
Email:	kevin.theiss@grayling.com dixon.chen@grayling.com
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